EXHIBIT 10.437
THE CHARLES SCHWAB CORPORATION

SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION

On December 11, 2025, the Board of Directors (Board) approved increases to annual cash retainers for non-employee directors, effective January 1, 2026.

Cash Retainers

The Board approved a $10,000 increase in the annual cash retainer for each non-employee director, for a total annual cash retainer of $110,000.

Retainers for the chair and members of the committees remained the same. The chairs of each Board committee receive an annual cash retainer of $50,000. The other members of the Audit Committee and the Risk Committee each receive an annual cash retainer of $20,000. The other members of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an annual cash retainer of $15,000.

There are no fees paid for attendance at board or committee meetings. The Board retains the discretion to establish special committees in the future and to pay a special retainer to the chair and the members of any such special committee.

Equity Grants

The Board approved a $25,000 increase in the annual equity grants for non-employee directors. With this increase, each non-employee director will receive an annual equity grant under the 2022 Stock Incentive Plan with an aggregate value of $240,000.  The equity grants will be 40% in stock options and 60% in restricted stock units.  Equity grants vest 25% on each of the first and second anniversaries of the date of grant and the remaining 50% on the third anniversary of the date of grant. In the event a new non-employee director is elected to the Board during the year, a pro-rata cash retainer amount with the same ratio between cash retainers and equity grants is granted to that individual.